UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File No. 000-55135

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POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

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120 Eglinton Ave West, Ste 1107

Toronto, Ontario, M4P 1E2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit No.	Description

99.1	Unaudited Consolidated Financial Statements for the Nine Months ended September 30, 2016

99.2	Management’s Discussion and Analysis for the Nine Months ended September 30, 2016

99.3	Certification of Interim Filings (Form 52-109FV2) by Suresh Venkatesan, Chief Executive Officer

99.4	Certification of Interim Filings (Form 52-109FV2) by Thomas Mika, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2016	POET Technologies Inc.

	By:	/s/ John F. O'Donnell
	Name:	John F. O'Donnell
	Title:	Secretary

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